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B. G. Minisman, Jr.

Direct Dial: (205) 250-8305

Direct Fax: (205) 488-3705

E-Mail Address:bminisman@bakerdonelson.com

January 14, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Ada D. Sarmento

Ms. Suzanne Hayes

Re:	Atrion Corporation

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 26, 2019

File No. 001-32982

Dear Ms. Sarmento and Ms. Hayes:

On behalf of our client, Atrion Corporation (the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 30, 2019 (the “Comment Letter”) with respect to the Company’s Form 10-K for its fiscal year ended December 31, 2018 (the “Form 10-K”) filed with the Commission on February 26, 2019.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter in italics followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1. Business

Patents and License Agreements, page 3

1.	With respect to your material patents, please disclose the specific products, product groups and technologies to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions and whether there are any contested proceedings or third-party claims.

ALABAMA • FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • SOUTH CAROLINA • TENNESSEE • TEXAS • VIRGINIA • WASHINGTON, D.C.

Ms. Sarmento and Ms. Hayes

January 14, 2020

Response:

The Company acknowledges the Staff’s comment and will in future filings revise its disclosure regarding its intellectual property to disclose the following (with the number of patents and patent applications in each product group to be included where indicated):

Protection of our intellectual property is a priority for our business, and we rely on a combination of patent, copyright, trademark, and trade secret laws to protect our interests. We own 281 patents and patent applications pending on products that are currently being sold by us, [●]of which relate to fluid delivery products, [●] of which relate to cardiovascular products, [●] of which relate to ophthalmology products, and [●] of which relate to other products. We own 50 patents or patent applications pending for products that we intend to sell in the future, [●] of which relate to fluid delivery products, [●] of which relate to cardiovascular products, [●] of which relate to ophthalmology products, and [●] of which relate to other products. We pay royalties to an outside party under a license agreement for one patent. Our patents expire at various times over the next 18 years. We believe that no single patent or license agreement is material in relation to our business as a whole. We also have a number of trademark registrations that are generally for fixed but renewable terms.

We have developed technical knowledge which, although non-patentable, we consider to be significant in enabling us to compete. However, the proprietary nature of such knowledge may be difficult to protect. We have entered into agreements with key employees prohibiting them from disclosing any of our confidential information or trade secrets. In addition, generally these agreements also provide that inventions or discoveries relating to our business by these individuals will be assigned to us and become our sole property. However, there is no assurance that these employees will abide by the terms of these agreements.

The medical device industry is characterized by extensive intellectual property litigation, and companies in this industry sometimes use intellectual property litigation to gain a competitive advantage. Intellectual property litigation, regardless of outcome, is often complex and expensive, and the outcome of this litigation is generally difficult to predict.

2.	We note your disclosure that you pay royalties to an outside party for one patent. Please disclose the specific products, products groups or technologies to which this patent relates and whether you have a license agreement in place for this patent. If there is a license agreement for this patent, please disclose each party's rights and obligations, the duration of the agreement, the royalty term, the termination provisions, and the payment provisions such as up-front or execution payments made, aggregate amounts paid to date under the agreement, and the royalty rate that you pay. Also, provide us with an analysis supporting your determination that this agreement is not required to be filed as an exhibit.

ALABAMA • FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • SOUTH CAROLINA • TENNESSEE • TEXAS • VIRGINIA • WASHINGTON, D.C.

Ms. Sarmento and Ms. Hayes

January 14, 2020

Response:

The license agreement for the patent referred to in the Form 10-K applies to one medical device that has been sold by the Company for a number of years.  The revenues from the sale of that device have averaged approximately $440,000 per year for the past four years, or approximately 0.3% of the Company’s gross revenues in each of those years.  The royalty payments under such license agreement for those four years have averaged approximately $21,500 per year. Accordingly, the Company believes that additional disclosure regarding such license agreement, with the underlying patent covered by such license agreement expiring this year, is not required and that the license agreement is not quantitatively or qualitatively material and, thus, is not required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K or otherwise.

We hope that the foregoing is responsive to the Staff’s comments. If you have any questions or comments about this letter or need further information, please call the undersigned at (205) 250-8305.

Sincerely,

/s/ B. G. Minisman, Jr.

B. G. MINISMAN, JR.

cc:	Jeffery Strickland, Chief Financial Officer, Atrion Corporation

ALABAMA • FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • SOUTH CAROLINA • TENNESSEE • TEXAS • VIRGINIA • WASHINGTON, D.C.